UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549



FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
June 30, 1997



CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO  45202

















*Inquiries concerning this Form U-9C-3 should be directed to:  Teresa A. Zauss
                                                               Cinergy Corp.
                                                         1000 East Main Street
                                                   Plainfield, Indiana  46168
                                                              (317) 838-1115
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TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .

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
ITEM 1.  ORGANIZATION CHART


                                                              Energy or
                                                             Gas-Related         Date of         State of
Name of Reporting Company                                      Company        Organization     Organization

(Indentation indicates subsidiary relationship)
Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)
    Cinergy Cooling Corp. (CoolCo) (1)                       Energy-Related     02/27/1996          Ohio


    Cinergy Capital & Trading, Inc. (Capital & Trading) (2)  Energy-Related     10/08/1992         Indiana

    Cinergy Resources, Inc. (Cinergy Resources) (3)          Energy-Related     01/07/1994         Delaware

    Cinergy Engineering, Inc. (Engineering) (new) (4)        Energy-Related     03/28/1997          Ohio

    Enertech Associates, Inc. (Enertech)* (5)                Energy-Related     10/21/1992          Ohio

    Cinergy Solutions, Inc. (Solutions)

      Trigen-Cinergy Solutions LLC (6)                       Energy-Related     02/18/1997        Delaware

      Trigen-Cinergy Solutions of Illinois LLC (new) (7)     Energy-Related     04/17/1997        Delaware








* Inactive

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
ITEM 1.  ORGANIZATION CHART
(continued)


                                                                Percentage of
                                                                    Voting         Nature of
Name of Reporting Company                                       Securities Held     Business

(Indentation indicates subsidiary relationship)
Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)
    Cinergy Cooling Corp. (CoolCo) (1)                                 100%          Chilled Water

                                                                                Marketing and Trading
    Cinergy Capital & Trading, Inc. (Capital & Trading) (2)            100%        Energy Commodities

                                                                                Marketing and Trading
    Cinergy Resources, Inc. (Cinergy Resources) (3)                    100%         Energy Commodities

                                                                                Engineering and Other
    Cinergy Engineering, Inc. (Engineering) (new) (4)                  100%         Technical Services

                                                                                  Utility Management
    Enertech Associates, Inc. (Enertech)* (5)                          100%       Consulting Services


    Cinergy Solutions, Inc. (Solutions)
                                                                                   Development of
      Trigen-Cinergy Solutions LLC (6)                                  50%       Qualifying Facilities

                                                                                   Development of
      Trigen-Cinergy Solutions of Illinois LLC (new) (7)                49%       Qualifying Facilities









* Inactive

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1


ITEM 1.  ORGANIZATION CHART (Continued)


(1) Operations commenced in April 1997. CoolCo is presently supplying chilled water to four buildings in the downtown business district of Cincinnati.
On July 7, CoolCo began serving two additional buildings.

(2) In June 1997, Capital & Trading, formerly Wholesale Power Services, Inc., acquired the assets of Greenwich Energy Partners, a limited partnership engaged in trading and marketing natural gas and oil and derivative commodity instruments. Capital & Trading will market and trade electricity and natural gas and other energy commodities as well as derivative commodity instruments on a nationwide basis.

(3) During the second quarter of 1997, Cinergy Resources continued in its business of retail marketing of natural gas on a non-regulated basis to industrial and large commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales.

(4) Engineering was formed to provide engineering, construction, technical, management, and consulting services to utilities, energy producers, transporters and distributors, industrial and commercial businesses, and other customers. On April 3, 1997, the Ohio State Board of Registration for Professional Engineers and Surveyors issued a Certificate of Authorization to Engineering to provide engineering services.

(5) Enertech had no activities to report for the quarter. See Note 12(d) of the "Notes to Financial Statements" in Cinergy's 1996 Form 10-K for a discussion of certain litigation involving Enertech.

(6) During the second quarter of 1997, Trigen-Cinergy Solutions LLC investigated opportunities throughout the United States for providing self-generation, cogeneration, tri-generation, and similar energy asset type projects.

(7) Trigen-Cinergy Solutions of Illinois LLC was formed during the quarter and is engaged in preliminary development activities concerning potential cogeneration projects in Illinois.

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2


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ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


   Associate Company                  Energy-Related Company                    Type of                        Net Change in
   Advancing Funds_                      Receiving Funds___                   Transaction                 Borrowings/Contributions
                                                                                                               (in thousands)
  Investments                              Enertech                      Open account advance                      $   740

  Investments                               CoolCo                       Open account advance                        1,775

  Investments                             Engineering                    Open account advance                           18

  Investments                          Cinergy Resources                 Open account advance                       (1,540)

  Solutions                       Trigen-Cinergy Solutions LLC           Open account advance                          987

  Investments                          Capital & Trading                 Open account advance                        1,631

  Investments                          Capital & Trading                 Capital contribution                       12,287


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3

ITEM 3.  ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
NONE
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4

ITEM 3.  ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                         Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed
                                                                                           (in thousands)
                                                  Electric service
    CG&E                       CoolCo               installation           $28             -             -               $28
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5

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT


                                                               June 30, 1997____
                                                               (in thousands)
Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy
    as of June 30, 1997                                    $6,153,729
  Total capitalization multiplied by 15%                      923,059
  Greater of $50 million or total capitalization
    multiplied by 15%                                                   923,059
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of energy-
    related business):
      Energy-related business category "v" (1)                  17,378
      Energy-related business category "vi" (2)                  1,775
      Energy-related business category "vii" (3)                   757
      Energy-related business category "viii" (4)                  435

        Total current aggregate investment                               20,345

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                           $902,714



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(1)  Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(2) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(3) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(4) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

6


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
ITEM 5.  OTHER INVESTMENTS


Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment____
                                                                                (in thousands)
Energy-related business category "v"                   -                          $ 6,172             Investment in energy-related
Energy-related business category "vi"                  -                           10,215             businesses prior to the
Energy-related business category "vii"                 -                           15,215             effective date of Rule 58,
Energy-related business category "viii"                -                              552             March 24, 1997.

7
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ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b).

(b)  Exhibits

None







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SIGNATURES

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.__________
                                                        Registrant


Dated:  August 28, 1997


                                           By         John P. Steffen________

                                                        Comptroller